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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-102005

PROSPECTUS SUPPLEMENT
(To Prospectus dated January 17, 2003)

8,700,000 Shares

Consolidated Edison, Inc.

Common Shares

        Consolidated Edison, Inc., or Con Edison, is offering 8,700,000 of its common shares. Our common shares are listed on the New York Stock Exchange under the symbol "ED." On May 16, 2003, the last reported sale price of our common shares on the New York Stock Exchange was $40.55 per share.

        Investing in our common shares involves risks. See "Risk Factors" beginning on page S-6 of this prospectus supplement.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Con Edison
Per Share	$39.80	$0.345	$39.455
Total	$346,260,000	$3,001,500	$343,258,500

        We have granted the underwriters an option exercisable for up to 30 days from the date of this prospectus supplement to purchase up to 870,000 additional common shares at the price to the public less the underwriting discounts and commissions to cover overallotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The common shares will be ready for delivery on or about May 22, 2003.

Joint Book-Running Managers

Citigroup	Merrill Lynch & Co.

The date of this prospectus supplement is May 19, 2003.

Prospectus Supplement

Prospectus

About This Prospectus	2
Where You Can Find More Information	3
Con Edison	4
Use of Proceeds	4
Earnings Ratios	5
Additional Financial Information	5
Description of Debt Securities	7
Description of Preferred Shares	14
Description of Common Shares	14
Plan of Distribution	16
Legal Matters	16
Experts	16

        This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the common shares we are offering and certain other matters relating to us and our financial condition. The second part, the prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the common shares we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent information in this prospectus supplement differs from information in the accompanying prospectus, you should rely on the information in the prospectus supplement.

        You should rely only on the information contained or incorporated by reference in this document. We and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. The information which appears in this document and which is incorporated by reference in this document may only be accurate as of the date of this document or the date of the document in which the incorporated information appears. Our business, financial condition, results of operations and prospects may have changed since the date of such information.

i

PROSPECTUS SUPPLEMENT SUMMARY

        In this prospectus supplement, the words "Con Edison," "Company," "we," "our" and "us" refer to Consolidated Edison, Inc., a New York corporation, and its subsidiaries and predecessors.

        The following summary contains basic information about this offering. It may not contain all of the information that is important to you. The "Description of Common Shares" section of the accompanying prospectus contains more detailed information regarding the common shares. The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere or incorporated by reference in this prospectus supplement and in the accompanying prospectus. Unless we indicate otherwise, the information in this prospectus supplement assumes the underwriters' overallotment option is not exercised.

Con Edison

        Con Edison is a holding company with approximately $8.5 billion in 2002 annual revenues and approximately $19.3 billion in assets as of March 31, 2003. We conduct our principal business operations through our regulated utility subsidiaries, Consolidated Edison Company of New York, Inc. (Con Edison of New York) and Orange and Rockland Utilities, Inc. (O&R). Our regulated utility subsidiaries accounted for approximately 91.2 percent of our $19.3 billion of consolidated total assets at March 31, 2003. We also have unregulated subsidiaries. The major products and services provided by our subsidiaries are described below.

Regulated Utility Subsidiaries

        Our regulated utility subsidiaries are primarily "wires and pipes" energy delivery companies that are subject to extensive federal and state regulation. Pursuant to regulatory restructuring agreements, our utilities have sold most of their electric generating capacity.

        Con Edison of New York provides electric service to over 3.1 million customers and gas service to 1.1 million customers in New York City and Westchester County. The company also provides steam service in parts of Manhattan.

        O&R, along with its regulated utility subsidiaries, provides electric service to over 285,000 customers in southeastern New York and adjacent sections of New Jersey and northeastern Pennsylvania, and gas service to over 120,000 customers in southeastern New York and northeastern Pennsylvania.

Unregulated Subsidiaries

        Our unregulated subsidiaries compete in energy-related and telecommunication businesses.

        Con Edison Solutions sells electricity, gas and energy-related services to delivery customers of Con Edison of New York, O&R and other utilities. As of March 31, 2003, the company served approximately 33,000 electric customers with an estimated aggregate annual load of 1,100 MW of electricity.

        Con Edison Development owns and operates generating plants and energy and other infrastructure projects. As of March 31, 2003, the company owned interests in or leased electric generating facilities with an aggregate capacity of 1,113 MW and had under construction additional generating facilities with an aggregate capacity of 665 MW of capacity.

        Con Edison Energy provides energy and capacity to Con Edison Solutions and others and markets the output of plants owned or operated by Con Edison Development. Under contracts of varying length, the company supplies New Jersey utilities with 300 MW of electric load (which will increase to an estimated 1,000 MW starting August 2003). The company also provides risk management services to Con Edison Solutions, Con Edison Development and others.

        Con Edison Communications builds and operates fiber optic networks to provide telecommunications services. The company's properties include network facilities and approximately 373 miles of fiber optic cable that has been installed in the New York City metropolitan area primarily through Con Edison of New York's underground conduits and other rights of way.

        Our principal executive offices are located at 4 Irving Place, New York, New York 10003, and our telephone number is (212) 460-4600.

The Offering

Common shares offered	8,700,000 shares.
Common shares to be outstanding after this offering	223,277,014 shares.
Use of proceeds	For investment in Con Edison of New York and for use by it to fund its construction expenditures, and for other general corporate purposes.
New York Stock Exchange symbol	"ED."

        The number of shares shown above to be outstanding after this offering is based on 214,577,014 shares outstanding as of April 30, 2003 and assumes the underwriters' overallotment option is not exercised.

Summary Financial Data

        The summary financial data set forth below should be read in conjunction with our financial statements and the related notes incorporated by reference in this prospectus supplement. The financial data as of and for the years ended December 31, 2002, 2001 and 2000 have been derived from the audited consolidated financial statements that are incorporated by reference in this prospectus supplement and the accompanying prospectus. The financial data as of and for the three months ended March 31, 2003 and 2002 have been derived from the unaudited consolidated financial statements that are incorporated by reference in this prospectus supplement and the accompanying prospectus and include, in our opinion, all adjustments necessary for a fair presentation of the results of each period.

	Three Months Ended March 31,		Year Ended December 31,
	2003	2002	2002	2001	2000
	(millions of dollars, except share and per share data)
Income Statement Data:
Operating revenues
Electric	$1,493	$1,301	$6,250	$6,888	$6,938
Gas	620	474	1,204	1,466	1,262
Steam	238	141	404	504	452
Non-utility	219	140	631	531	665
Total operating revenues	2,570	2,056	8,489	9,389	9,317
Operating expenses
Purchased power	865	670	3,191	3,380	3,536
Fuel	185	65	289	394	351
Gas purchased for resale	363	230	593	860	789
Other operations	296	237	962	1,067	1,141
Maintenance	92	100	387	430	458
Depreciation and amortization	129	120	495	526	586
Taxes, other than income	284	267	1,114	1,139	1,122
Income taxes	99	110	398	465	318
Total operating expenses	2,313	1,799	7,429	8,261	8,301
Operating income	257	257	1,060	1,128	1,016
Total other income (deductions)	6	17	62	(1)	(12)
Income before interest charges	263	274	1,122	1,127	1,004
Net interest charges	106	105	442	431	407
Income before preferred stock dividends	157	169	680	696	597
Preferred stock dividend requirements	3	3	12	14	14
Income before cumulative effect of changes in accounting principles	154	166	668	682	583
Cumulative effect of changes in accounting principles (net of income taxes of $15)	—	20	22	—	—
Net income for common stock	154	146	646	682	583
Earnings per common share—basic
Before cumulative effect of changes in accounting principles	$0.72	$0.78	$3.14	$3.22	$2.75
Cumulative effect of changes in accounting principles	—	$0.10	$0.11	—	—
After cumulative effect of changes in accounting principles	$0.72	$0.68	$3.03	$3.22	$2.75

Earnings per common share—diluted
Before cumulative effect of changes in accounting principles	$0.72	$0.78	$3.13	$3.21	$2.74
Cumulative effect of changes in accounting principles	—	$0.10	$0.11	—	—
After cumulative effect of changes in accounting principles	$0.72	$0.68	$3.02	$3.21	$2.74
Dividends declared per share of common stock	$0.560	$0.555	$2.22	$2.20	$2.18
Average number of shares outstanding—basic	214.2	212.3	213.0	212.1	212.2
Average number of shares outstanding—diluted	215.1	213.3	214.0	212.9	212.4
	As of March 31,		As of December 31,
	2003	2002	2002	2001	2000
	(millions of dollars)
Balance Sheet Data:
Total assets	$19,267	$17,130	$18,855	$17,034	$16,767
Notes payable	632	525	162	344	255
Long-term debt due within one year	313	161	473	311	310
Long-term debt	6,017	5,502	6,168	5,501	5,415
Obligation under capital leases	38	40	38	41	32
Preferred stock to be redeemed in one year	—	37	—	37	—
Preferred stock	213	213	213	213	250
Common shareholders' equity	5,977	5,723	5,921	5,666	5,472

FORWARD-LOOKING STATEMENTS

        This prospectus supplement includes forward-looking statements intended to qualify for the safe-harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements of future expectation and not facts. Words such as "expects," "estimates," "anticipates," "intends," "plans," "will" and similar expressions identify forward-looking statements.

        Actual results or developments might differ materially from those included in the forward-looking statements because of various factors such as:

  •
  continued restructuring of the regulated public utility and unregulated energy and telecommunications industries;

  •
  competition, including competition in the energy supply, trading and services businesses;

  •
  operating performance and condition of our energy delivery systems, generating assets and fiber optic communications network;

  •
  success of completion of ongoing construction projects;

  •
  legal proceedings relating to hazardous substances, the nuclear generating plant that we sold in 2001 and Northeast Utilities (see Notes F, G and P to our audited consolidated financial statements in our 2002 Annual Report on Form 10-K and Notes D and E to the unaudited consolidated financial statements in our Form 10-Q for the quarterly period ended March 31, 2003, each incorporated by reference in this prospectus supplement);

  •
  wholesale energy markets, including availability, sufficiency and cost of energy and capacity and the effectiveness of our efforts to manage risks in these markets;

  •
  conditions in the capital markets, including availability, sufficiency and cost of liquidity and credit facilities and the effectiveness of our efforts to manage risks in these markets;

  •
  availability, sufficiency and cost of other services and goods used in Con Edison's business, including insurance coverage;

  •
  investment returns on the assets of our pension and other post-employment benefit plans and actual experience regarding the plans' other actuarial assumptions (see Notes D and E to our audited consolidated financial statements in our 2002 Annual Report on Form 10-K incorporated by reference in this prospectus supplement);

  •
  employee matters, including changes in key executives and collective bargaining with union employees;

  •
  economic conditions, including recession, inflation or deflation;

  •
  technological developments;

  •
  weather, including its effects on our sales and facilities;

  •
  laws, regulations or regulatory policies, including those relating to taxes or fees, the environment and any that would adversely affect the ability of our regulated utility subsidiaries to operate or recover costs from their customers;

  •
  public policy doctrines;

  •
  accounting matters, including changes in policies, principles and interpretations generally accepted in the United States of America;

  •
  acts of war or terrorism; and

  •
  other presently unknown or unforeseen factors.

RISK FACTORS

        You should carefully consider the risks described below, as well as the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making a decision to invest in our common shares. Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our control. Risk factors that may affect us and the value of the common shares include:

        Our Rate Agreements Are For Limited Periods—Our utility subsidiaries have agreements with state utility regulators which cover the rates they can charge their customers. Pursuant to these agreements, the utilities generally recover from their customers on a current basis the costs they prudently incur for energy purchased for them. The rate agreements generally require the utilities to share with customers earnings in excess of specified rates of return on equity. Con Edison of New York's electric rate agreement ends in March 2005 and its gas and steam rate agreements end in September 2004. O&R is currently in settlement negotiations with the PSC for new electric and gas rate agreements. Changes in our utility subsidiaries' rates may have a significant effect on our results of operations and financial condition.

        Our Results of Operations Are Weather Sensitive—Our results of operations can be affected by changes in the weather. Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities.

        Our Pension Costs Are Increasing—Our cost to provide pension benefits in 2002, 2001 and 2000 was negative (resulting in a credit to, and increase in, net income) primarily because of previous years' net investment gains on plan assets. However, there were significant net investment losses on plan assets in 2002, 2001 and 2000. Our current estimate for 2003 is a reduction, compared to 2002, in the pension and other postretirement benefits net credit of $54 million after tax. If the fair value of the company's plan assets falls below its accumulated benefit obligation, we could be required to record a material, non-cash charge to other comprehensive income which would reduce our common shareholders' equity but would not affect our net income for common stock.

        Our Utility Subsidiaries' Ability To Pay Dividends To Us Is Subject To Regulatory Restrictions—Our ability to pay dividends on the common shares depends primarily on the dividends and other distributions we receive from our subsidiaries. The dividends that the utility subsidiaries may pay to us are generally limited to not more than 100 percent of their respective income available for dividends calculated on a two-year rolling average basis, with certain exceptions.

        We Are Subject To Complex Government Regulations—In addition to regulation of rates, our operations are subject to extensive federal and state regulation that require numerous permits, approvals and certificates from various federal, state and local governmental agencies. We must also comply with environmental and other laws and regulations. New laws or regulations or the revision or reinterpretation of existing laws or regulations may adversely affect us.

        We Are Exposed To Material Liabilities Relating To Hazardous Substances—Hazardous substances, such as asbestos, polychlorinated biphenyls (PCBs) and coal tar, have been used or generated in the course of operations of our utility subsidiaries and are present in facilities and equipment currently or previously owned by them. Our utility subsidiaries' liability for the costs of investigating and remediating sites at which such substances are present is not presently determinable but may be material to our financial position, results of operations or liquidity. In addition, they may be subject to liability for legal proceedings involving deaths and injuries allegedly caused by exposure to asbestos at various of their premises. These asbestos-related liabilities are estimated to range from $38 million to $162 million for Con Edison of New York. With respect to O&R, such liabilities are not expected to have a material adverse effect on our results of operations, financial position or liquidity. However, actual experience may be materially different than that assumed in making both of these determinations. Our utility subsidiaries may also be subject to liability for employee claims for workers' compensation benefits based upon alleged disability from exposure to asbestos. The amount of any such liabilities may be material.

        We Are Engaged In A Material Legal Proceeding With Northeast Utilities—In 2001, we sued Northeast Utilities to recover damages from their breach of our merger agreement with them and to seek the court's declaration that we had no further obligations under the merger agreement. Northeast Utilities alleges we breached the merger agreement and is pursuing a counter-claim against us for damages in excess of $1.2 billion. On May 16, 2003, a purported class action on behalf of a class of Northeast Utilities' shareholders was filed against us, which also alleged that we breached the merger agreement. The complaint seeks damages believed to be substantially duplicative of those sought by Northeast Utilities on behalf of its shareholders. We believe that Northeast Utilities has materially breached the merger agreement, and that we have not materially breached the merger agreement. We believe that we were not obligated to acquire Northeast Utilities because Northeast Utilities had not satisfied the merger agreement's conditions precedent to our closing obligations. We are unable to predict whether or not any Northeast Utilities related lawsuits or other actions will have a material adverse effect on our financial position, results of operations or liquidity.

        Our Unregulated Subsidiaries Are In Evolving Businesses—Our unregulated subsidiaries are in evolving energy-related and telecommunications businesses. These businesses are subject to different risks than our regulated utility subsidiaries. Among other things, compared to the utilities, the demand for our unregulated subsidiaries' products and services is less predictable, the prices for their products and services are more volatile and the value of their assets is more difficult to determine.

        Changes In Our Ratings May Have A Negative Impact On Us—Our commercial paper and unsecured debt are rated by Moody's Investors Services, Inc. (Moody's), Standard & Poor's Ratings Services (S&P) and Fitch, Inc. (Fitch). These ratings impact our cost of funds. Our senior unsecured debt is currently rated A2, A- and A-, respectively, by Moody's, S&P and Fitch. The senior unsecured debt of Con Edison of New York and O&R is currently rated A1, A and A+, respectively, by Moody's, S&P and Fitch. A securities rating is subject to revision or withdrawal at any time by the assigning rating organization. On May 16, 2003, S&P downgraded our and our utility subsidiaries' senior unsecured debt to the ratings shown above. Moody's and Fitch are each completing a review of their ratings of our and Con Edison of New York's securities.

        Our Revenues And Results Of Operations Are Subject To Risks That Are Beyond Our Control—The cost of repairing damage to our operating subsidiaries' facilities and the potential disruption of their operations due to storms, natural disasters, wars, terrorist acts and other catastrophic events may adversely impact our results of operations, financial condition and cash flows. The occurrence or risk of occurrence of future terrorist attacks or related acts of war could also adversely affect the New York or United States economy. A lower level of economic activity could result in a decline in energy consumption, which could adversely affect our revenues and earnings and limit our future growth prospects.

        Certain Provisions Of Our Restated Certificate Of Incorporation And By-Laws And New York Law May Delay, Defer Or Prevent A Change In Control Of Us—Our Certificate of Incorporation permit us to issue up to six million preferred shares without stockholder approval in transactions that might prevent or render more difficult or costly the completion of a takeover transaction. Also, certain provisions of our by-laws require notices of stockholder proposals or nominations for our board of directors which may be difficult under certain circumstances for proponents of unsolicited tender offers or takeover proposals to comply with. Finally, Section 912 of the New York Business Corporation Law can create extensive delays in business combinations in the absence of the consent of the existing board of directors.

USE OF PROCEEDS

        The net proceeds from the sale of the common shares in this offering, after deducting the underwriters' discounts and commissions and estimated offering expenses, are estimated to be approximately $342.9 million, or approximately $377.2 million if the underwriters exercise their overallotment option in full. The net proceeds from the sale of the common shares will be invested by us in our regulated utility subsidiary, Con Edison of New York, for funding of construction expenditures and for other general corporate purposes. Pending this investment, we may choose to repay outstanding commercial paper obligations. As of March 31, 2003, the average yield for our commercial paper was 1.3 percent.

PRICE RANGE OF COMMON SHARES AND DIVIDENDS

        Our common shares are listed on the New York Stock Exchange, or NYSE, under the symbol "ED." The following table sets forth the range of intra-day high and low sale prices, as reported on the NYSE Composite Tape, and the cash dividends declared on the common shares for the periods indicated:

	High	Low	Dividends
2001
First Quarter	$38.38	$31.44	$0.550
Second Quarter	40.00	35.76	0.550
Third Quarter	43.37	36.90	0.550
Fourth Quarter	42.20	36.50	0.550
2002
First Quarter	$42.66	$39.30	$0.555
Second Quarter	45.40	40.10	0.555
Third Quarter	43.80	32.65	0.555
Fourth Quarter	45.16	39.02	0.555
2003
First Quarter	$46.02	$36.55	$0.560
Second Quarter (through May 16)	40.59	38.20	0.560

        On May 16, 2003, the last reported sale price of the common shares on the NYSE was $40.55 per share.

        Dividends on our common shares are paid as declared by Con Edison's Board of Directors. On April 17, 2003 our Board of Directors declared a dividend of $0.56 per share payable on June 15, 2003 to shareholders of record on May 14, 2003. Dividends are typically paid on the 15th of March, June, September and December. Dividends can be paid by check or electronic deposit, or may be reinvested. Purchasers of common shares in this offering will not be entitled to receive the dividend payable on June 15, 2003 because they were not shareholders of record on the applicable record date.

        As of April 30, 2003, we had 214,577,014 common shares outstanding and there were approximately 98,500 holders of record of our common shares. This number excludes beneficial owners of common shares held in street name.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2003:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the sale of 8,700,000 common shares in this offering and the application of the net proceeds, after deducting the underwriters' discounts and commissions and estimated offering expenses payable by us, to repay commercial paper as described under "Use of Proceeds."

        You should read the information in this table together with our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and accompanying prospectus.

	As of March 31, 2003
	Actual	As Adjusted
	(millions of dollars)
Cash and temporary cash investments	$62	$62

Short-term debt(1)	$945	$602
Long-term debt(2)	6,017	6,017

Total debt	6,962	6,619
Subsidiary preferred stock	213	213
Common shareholders' equity	5,977	6,320

Total capitalization	$13,152	$13,152

(1)
Includes securities due within one year.

(2)
Does not include $353 million of long-term debt and other liabilities relating to the Newington Project. See Note S to our audited consolidated financial statements included in our 2002 Annual Report on Form 10-K incorporated by reference in this prospectus supplement.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated have severally agreed to purchase, and we have agreed to sell to them, severally, the number of common shares listed opposite their names below.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	4,350,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	4,350,000

Total	8,700,000

        The underwriters have agreed to purchase all of the common shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        The underwriters are offering the common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        We have granted an option to the underwriters to purchase up to an additional 870,000 common shares at the public offering price less underwriting discounts and commissions. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase approximately the same percentage of additional shares as the number set forth next to the underwriter's name in the preceding table bears to the total number of shares set forth next to the names of all underwriters in the preceding table. If the underwriters' overallotment option is exercised in full, the total price to the public would be approximately $380.9 million, the total underwriting discounts and commissions would be approximately $3.3 million and the total proceeds, before expenses, would be approximately $377.6 million.

        The expenses of the offering, not including the underwriting discounts and commissions, are estimated to be $350,000 and are payable by us.

        The underwriters have advised us that they propose initially to offer the common shares to the public at the public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.20 per share. After the public offering, the public offering price and the concession may be changed.

        We have agreed that, subject to certain exceptions, without the prior written consent of the underwriters, we will not, during the 90-day period after the date of this prospectus supplement, directly or indirectly, issue, sell, offer or contract to sell, grant any option for the sale of, or otherwise dispose of, our common shares. This agreement does not apply to issuances pursuant to the underwriting agreement, under our employee or director stock option or other compensation plans, our employee investment plans or our automatic dividend reinvestment and cash payment plan.

        Our common stock is listed on the NYSE under the symbol "ED." We intend to list the shares offered hereby on the NYSE.

        Until the distribution of the shares offered hereby is completed, SEC rules may limit the underwriters and selling group members from bidding for or purchasing our common shares. However, the underwriters may engage in transactions that stabilize the price of the common shares, such as bids or purchases that peg, fix or maintain the price of the common shares.

        In connection with the offering, the underwriters may make short sales of our common shares. Short sales involve the sale by the underwriters, at the time of the offering, of a greater number of common shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the overallotment option. The underwriters may close out any covered short position by either exercising the overallotment option or purchasing common shares in the open market. In determining the source of common shares to close out the covered short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase the common shares through the overallotment option. Naked short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the purchases by the underwriters to cover syndicate short positions may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than it would otherwise be in the absence of these transactions.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

        A prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering. Internet distributions will be allocated by the underwriters on the same basis as other allocations. Merrill Lynch Direct will be facilitating distribution for this offering to certain of its internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus supplement is available on the internet website maintained by Merrill Lynch Direct.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or, if indemnification is not allowed, to contribute to payments the underwriters may be required to make because of those liabilities.

        The underwriters and their affiliates may have engaged and in the future may engage in investment banking transactions and in general financing, commercial banking and energy trading transactions with, and the provision of services to, us and our affiliates in the ordinary course of business. The underwriters or their affiliates may also be lenders under certain of our revolving credit facilities.

LEGAL MATTERS

        Certain legal matters in connection with the offering of the common shares will be passed upon for Con Edison by Peter A. Irwin, Con Edison of New York's Vice President, Legal Services, and by Shearman & Sterling, and for the underwriters by Dewey Ballantine LLP, who also has from time to time performed legal services for our affiliates.

EXPERTS

        The consolidated financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference to Con Edison's Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

        Consolidated Edison, Inc.
 Debt Securities
Preferred Shares ($1.00 par value)
Common Shares ($.10 par value)

        Consolidated Edison, Inc. may offer and sell from time to time up to an aggregate $775,000,000 of our unsecured debt securities ("Debt Securities"), preferred shares ($1.00 par value) ("Preferred Shares") and common shares ($.10 par value) ("Common Shares"), of which not more than an aggregate of $500,000,000 may be Preferred Shares or Common Shares. The Common Shares are listed on the New York Stock Exchange under the symbol "ED".

        We will establish the specific price and terms of the Debt Securities, the Preferred Shares and the Common Shares we will offer (collectively, the "Securities") and how they will be offered at the time we offer them, and we will describe them in one or more supplements to this prospectus. This prospectus may not be used to offer and sell our securities unless accompanied by a prospectus supplement. You should read this prospectus and the related supplement before you invest in the Securities.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS
PROSPECTUS IS ACCURATE OR COMPLETE.
ANY REPRESENTATION TO THE CONTRARY
IS A CRIMINAL OFFENSE.

        We will offer and sell the Securities through one or more underwriters. We will set forth in the related prospectus supplement the name of the underwriters, the discount or commission received by the underwriters from us as compensation, our other expenses for the offering and sale of the Securities, and the net proceeds we receive from the sale. See "Plan of Distribution."

         The date of this Prospectus is January 17, 2003.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement for the Offered Securities that we have filed with the Securities and Exchange Commission using a "shelf" registration process. This prospectus provides you with a general description of the Securities. We will provide you with a supplement to this prospectus that will describe the specific terms of the Securities that we will offer. The prospectus supplement may also add, update or change the information contained in this prospectus. Before you invest, you should carefully read this prospectus, the applicable prospectus supplement and the information contained in the documents we refer to in this prospectus under "Where You Can Find More Information."

        References in this prospectus to the terms "we," "us" or other similar terms mean Consolidated Edison, Inc., unless the context clearly indicates otherwise. We are also referred to in this prospectus as Con Edison.

        You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is current only as of the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. We file such reports, proxy statements and other information through the Commission's Electronic Data Gathering, Analysis and Retrieval system and these filings are publicly available through the Commission's Web site (http://www.sec.gov). You may read and copy such material at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its Midwest Regional Office, 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. You may also obtain copies of such material at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Section by calling the Commission at 1-800-SEC-0330.

        The Commission allows us to "incorporate by reference" into this prospectus the information we file with them. This means that we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be an important part of this prospectus and should be read with the same care. Information that we file later with the Commission that is incorporated by reference into this prospectus will automatically update and supercede this information. We are incorporating by reference into this prospectus the following Con Edison documents that we have filed with the Commission and any subsequent filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of the Debt Securities described in this prospectus is completed, provided, however, that we are not incorporating any information furnished under Item 9 of any Current Report on Form 8-K:

  •
  Annual Report on Form 10-K for the year ended December 31, 2001 ("2001 Form 10-K").

  •
  Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2002.

  •
  Current Reports on Form 8-K, dated March 8, 2002, April 3, 2002, May 13, 2002 and August 12, 2002.

        This prospectus is part of a registration statement we have filed with the Commission relating to the Securities. As permitted by the Commission's rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the Commission. You should read the registration statement and the exhibits and schedules for more information about us and the Securities. The registration statement, exhibits and schedules are also available at the Commission's Public Reference Section or through its Web site.

        You may obtain a free copy of our filings with the Commission by writing or telephoning us at our principal executive offices: Corporate Secretary, Consolidated Edison, Inc., 4 Irving Place, New York, New York 10003 (Telephone No.: 212-460-6066).

CON EDISON

        Con Edison is a holding company that operates only through its subsidiaries. We were incorporated in New York State in 1997.

        Our principal subsidiary is Consolidated Edison Company of New York, Inc. ("Con Edison of New York"), a regulated utility that provides electric service to over three million customers and gas service to over one million customers in New York City and Westchester County. It also provides steam service in parts of Manhattan.

        We also own Orange and Rockland Utilities, Inc., a regulated utility that, along with its regulated utility subsidiaries, provides electric service to over 278,000 customers and gas service to over 118,000 customers in southeastern New York and in adjacent sections of New Jersey and northeastern Pennsylvania.

        We have four unregulated subsidiaries: Consolidated Edison Solutions, Inc., a retail energy services company that sells electricity and gas to delivery customers of utilities; Consolidated Edison Energy, Inc., a wholesale energy supply company that enters into financial and commodity instruments as part of its energy trading activities; Consolidated Edison Development, Inc., a company that acquires, develops and operates generating projects; and Con Edison Communications, LLC, a company that builds and operates fiber optic networks to provide wholesale telecommunications services.

        Con Edison has no material assets other than the stock of its subsidiaries. Our ability to pay interest on the Debt Securities and dividends on the Preferred Shares and Common Shares is dependent on our receipt of dividends from our subsidiaries or proceeds from the sale by us of additional securities or assets. Our principal subsidiary, Con Edison of New York, is subject to certain restrictions on the dividends that it may pay to us. See Note B to Con Edison's consolidated financial statements in the 2001 Form 10-K.

USE OF PROCEEDS

        Unless we inform you otherwise in a supplement to this prospectus, we anticipate using any net proceeds received by us from the sale of the Securities for general corporate purposes, including, among others, repayment of short-term debt, repurchase, retirement or refinancing of other debt securities and increasing our investment in our subsidiaries.

EARNINGS RATIOS

        The following table sets forth Con Edison's ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred stock dividend requirements for the periods indicated:

		Year Ended December 31,
	Nine Months Ended September 30, 2002
		2001	2000	1999	1998	1997
Ratio of Earnings to Fixed Charges:	3.59	3.49	3.10	4.04	4.29	4.09
Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements:	3.43	3.33	2.95	3.82	3.98	3.79

        The earnings ratios have been computed as follows: (i) "Earnings" have been calculated based upon net income plus preferred stock dividends, income tax, income tax deferred, investment tax credits deferred and fixed charges, (ii) "Fixed Charges" include interest on long-term debt and other interest (whether expensed or capitalized) expense, amortization of debt expense, discount and premium, and a reasonable approximation of the interest component of rentals, and (iii) "Preferred Stock Dividend Requirements" represent an amount equal to the income, before income taxes, that would be required to meet dividends on preferred and preference stock.

ADDITIONAL FINANCIAL INFORMATION

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). SFAS No. 142 addresses the financial accounting and reporting for (1) intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition and (2) goodwill and other intangible assets subsequent to their acquisition. Con Edison adopted SFAS No. 142 effective January 1, 2002.

        The following table includes selected financial information for Con Edison for the years indicated (which was previously included in Con Edison's Annual Report on Form 10-K for the year ended December 31, 2001) and selected financial information for Con Edison for the interim periods indicated. For the prior year periods, the table also includes what income and earnings per share would have been had Con Edison been accounting for goodwill in accordance with SFAS No. 142 during the prior year periods. The following should be read in conjunction with Con Edison's Management's Discussion and Analysis of Financial Condition and Results of Operations and Con Edison's financial statements and the related notes thereto incorporated by reference in this prospectus.

	For the nine months ended September 30,		For the years ended December 31,
	2002	2001	2001	2000	1999	1998	1997
	(Millions of Dollars)
Operating revenues	$6,424.8	$7,501.7	$9,634.0	$9,431.4	$7,491.3	$7,093.0	$7,196.2
Purchased power	2,413.1	2,739.6	3,630.5	3,644.7	1,824.0	1,253.8	1,349.6
Fuel	194.8	341.1	393.8	350.8	430.1	579.0	596.8
Gas purchased for resale	425.8	724.0	860.0	789.1	485.2	437.3	552.6
Operating income	843.9	888.7	1,127.5	1,016.1	1,019.8	1,053.3	1,035.3

Net income for common stock	$527.7	$557.1	$682.2	$582.8	$700.6	$712.7	$694.5
Add back: goodwill amortization (net of related tax benefit)	—	8.3	11.0	11.9	5.5	—	—
Add back: cumulative effect of change in accounting principle	20.2	—	—	—	—	—	—

Adjusted net income	$547.9	$565.4	$693.2	$594.7	$706.1	$712.7	$694.5

Total assets	$18,203.7	$17,037.3	$16,996.1	$16,767.2	$15,531.5	$14,381.4	$14,722.5
Long-term debt	5,945.6	5,508.5	5,501.2	5,415.4	4,524.6	4,050.1	4,188.9
Preferred stock subject to mandatory redemption	—	37.1	37.1	37.1	37.1	37.1	84.6
Common shareholders' equity	5,898.0	5,662.1	5,666.3	5,472.4	5,412.0	6,025.6	5,930.1

Basic earnings per share	$2.48	$2.63	$3.22	$2.75	$3.14	$3.04	$2.95
Add back: goodwill amortization (net of related tax benefit)	—	0.04	0.05	0.06	0.02	—	—
Add back: cumulative effect of change in accounting principle	0.10	—	—	—	—	—	—

Adjusted basic earnings per share	$2.58	$2.67	$3.27	$2.81	$3.16	$3.04	$2.95

Diluted earnings per share	$2.47	$2.62	$3.21	$2.74	$3.13	$3.04	$2.95
Add back: goodwill amortization (net of related tax benefit)	—	0.04	0.05	0.06	0.02	—	—
Add back: cumulative effect of change in accounting principle	0.10	—	—	—	—	—	—

Adjusted basic earnings per share	$2.57	$2.66	$3.26	$2.80	$3.15	$3.04	$2.95

Cash dividends per common share	$1.665	$1.65	$2.20	$2.18	$2.14	$2.12	$2.10
Average common shares outstanding (millions)	212.8	212.1	212.1	212.2	223.4	234.3	235.1

DESCRIPTION OF DEBT SECURITIES

        The Debt Securities are to be issued under an indenture (the "Indenture"), dated as of April 1, 2002 between Con Edison and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as Trustee ("Trustee"), a copy of which is included as an exhibit to the registration statement of which this prospectus is a part. Con Edison may also enter into one or more additional indentures with other trustees with respect to certain of the Debt Securities. Any such indenture would contain covenants and other provisions similar to those described below. Reference is made to the prospectus supplement regarding any additional indentures under which Debt Securities will be issued.

        The Debt Securities will be unsecured general obligations of Con Edison ranking equally and ratably in right of payment with the other unsecured debt securities of Con Edison issued under the Indenture that are not subordinated obligations of Con Edison ("Subordinated Securities"); provided, however, that if so provided in the prospectus supplement relating to a series of Debt Securities, the Debt Securities will be Subordinated Securities.

        There is no requirement that future issues of debt securities of Con Edison be issued under the Indenture, and Con Edison will be free to employ other indentures or documentation, containing provisions different from those included in the Indenture or applicable to one or more issues of Debt Securities, in connection with future issues of such other debt securities.

        The Indenture does not specifically restrict the ability of Con Edison to engage in transactions which could have the effect of increasing the ratio of debt to equity capitalization of Con Edison or a successor corporation. For example, the Indenture does not limit the amount of indebtedness of Con Edison, the payment of dividends by Con Edison or the acquisition by Con Edison of any of the equity securities of Con Edison or Con Edison of New York. The Indenture also permits Con Edison to merge or consolidate or to transfer its assets, subject to certain conditions (see "Consolidation, Merger and Sale" below). Con Edison must obtain approvals from state and/or federal regulatory bodies to merge or consolidate.

        The following summary of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Indenture, including the definitions therein of certain terms.

        General:    The Indenture provides that the Debt Securities offered and other unsecured debt securities of Con Edison, without limitation as to aggregate principal amount (collectively the "Indenture Securities"), may be issued in one or more series, in each case as authorized from time to time by Con Edison.

        Reference is made to the prospectus supplement relating to the Debt Securities offered for the following terms:

  (1)
  the title of the Debt Securities;

  (2)
  the aggregate principal amount of the Debt Securities;

  (3)
  the percentage of the principal amount representing the price for which the Debt Securities shall be issued;

  (4)
  the date or dates on which the principal of, and premium, if any, on the Debt Securities shall be payable;

  (5)
  the rate or rates (which may be fixed or variable) at which the Debt Securities shall bear interest, if any, or the method by which such rate or rates shall be determined;

  (6)
  if the amount of payments of the principal of, premium, if any, or interest, if any, on the Debt Securities may be determined with reference to an index, formula or other method, the manner in which such amounts shall be determined;

  (7)
  the date or dates from which any such interest shall accrue, or the method by which such date or dates shall be determined, the dates on which any such interest shall be payable and any record dates therefor;

  (8)
  the place or places where the principal of, and premium, if any, and interest, if any, on the Debt Securities shall be payable;

  (9)
  the period or periods, if any, within which, the price or prices at which, and the terms and conditions upon which the Debt Securities may be redeemed, in whole or in part, at the option of Con Edison;

  (10)
  the obligation, if any, of Con Edison to redeem, purchase or repay the Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof and the period or periods within which, the price or prices at which, and the terms and conditions upon which the Debt Securities shall be redeemed, purchased or repaid pursuant to such obligation;

  (11)
  whether the Debt Securities are to be issued in whole or in part in the form of one or more Global Securities and, if so, the identity of the Depositary for such Global Security or Global Securities;

  (12)
  if other than $1,000 or an integral multiple thereof, the denominations in which the Debt Securities shall be issued;

  (13)
  if other than the principal amount thereof, the portion of the principal amount of the Debt Securities payable upon declaration of acceleration of the maturity of the Debt Securities;

  (14)
  any deletions from or modifications of or additions to the Events of Default set forth in Section 6.01 of the Indenture pertaining to the Debt Securities;

  (15)
  the provisions, if any, relating to the cancellation and satisfaction of the Indenture with respect to the Debt Securities prior to the maturity thereof pursuant to Sections 12.01 and 12.02 of the Indenture (see "Satisfaction and Discharge of Indenture; Defeasance");

  (16)
  the terms, if any, upon which Con Edison may elect not to pay interest on an interest payment date;

  (17)
  the provisions, if any, relating to the subordination of the Debt Securities pursuant to Article 15 of the Indenture (see "Subordination"); and

  (18)
  any other terms of the Debt Securities not inconsistent with the provisions of the Indenture and not adversely affecting the rights of any other series of Indenture Securities then outstanding. (Section 2.03)

        Con Edison may authorize the issuance and provide for the terms of a series of Indenture Securities pursuant to a resolution of its Board of Directors or any duly authorized committee thereof or pursuant to a supplemental indenture. The provisions of the Indenture described above permit Con Edison, in addition to issuing Indenture Securities with terms different from those of Indenture Securities previously issued, to "reopen" a previous issue of a series of Indenture Securities and to issue additional Indenture Securities of such series.

        The Indenture Securities will be issued only in registered form without coupons and, unless otherwise provided with respect to a series of Indenture Securities, in denominations of $1,000 and integral multiples thereof. (Section 2.02) Indenture Securities of a series may be issued in whole or in part in the form of one or more Global Securities (see "Global Securities"). One or more Global Securities will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of outstanding Indenture Securities of the series to be represented by such Global Security or

Global Securities. (Section 2.01) No service charge will be made for any transfer or exchange of Indenture Securities, but Con Edison may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.05)

        One or more series of the Indenture Securities may be issued with the same or various maturities at par or at a discount. Debt Securities bearing no interest or interest at a rate which at the time of issuance is below the market rate ("Original Issue Discount Securities") will be sold at a discount (which may be substantial) below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the prospectus supplement relating thereto.

        Subordination:    If the prospectus supplement relating to a particular series of Indenture Securities so provides, such securities will be Subordinated Securities and the payment of the principal of, premium, if any, and interest on the Subordinated Securities will be subordinate and junior in right of payment to the prior payment in full of all Senior Indebtedness to the extent set forth in the next paragraph. (Section 14.01)

        In the event (a) of any distribution of assets of Con Edison in bankruptcy, reorganization or receivership proceedings, or upon an assignment for the benefit of creditors, or any other marshalling of assets and liabilities of Con Edison, except for a distribution in connection with a consolidation, merger, sale, transfer or lease permitted under the Indenture (see "Consolidation, Merger and Sale"), or (b) the principal of any Senior Indebtedness shall have been declared due and payable by reason of an event of default with respect thereto and such event of default shall not have been rescinded, then the holders of Subordinated Securities will not be entitled to receive or retain any payment, or distribution of assets of Con Edison, in respect of the principal of, premium, if any, and interest on the Subordinated Securities until the holders of all Senior Indebtedness receive payment of the full amount due in respect of the principal of, premium, if any, and interest on the Senior Indebtedness or provision for such payment on the Senior Indebtedness shall have been made. (Section 14.02)

        Subject to the payment in full of all Senior Indebtedness, the holders of the Subordinated Securities shall be subrogated to the rights of the holders of the Senior Indebtedness to receive payments or distributions applicable to the Senior Indebtedness until all amounts owing on the Subordinated Securities shall be paid in full. (Section 14.03)

        "Senior Indebtedness" means all indebtedness of Con Edison for the repayment of money borrowed (whether or not represented by bonds, debentures, notes or other securities) other than the indebtedness evidenced by the Subordinated Securities and any indebtedness subordinated to, or subordinated on parity with, the Subordinated Securities. "Senior Indebtedness" does not include customer deposits or other amounts securing obligations of others to Con Edison. (Section 14.01)

        The Indenture does not limit the aggregate amount of Senior Indebtedness that Con Edison may issue. As of September 30, 2002, $445 million of Senior Indebtedness was outstanding, not including as "Senior Indebtedness" approximately $1 billion of guarantees by Con Edison of certain obligations of its subsidiaries.

        Redemption:    If the prospectus supplement relating to a particular series of Indenture Securities so provides, such securities will be subject to redemption at the option of Con Edison. Notice of any redemption of Indenture Securities shall be given to the registered holders of such securities not less than 30 days nor more than 60 days prior to the date fixed for redemption. If less than all of a series of Indenture Securities are to be redeemed, the Trustee shall select, in such manner as in its sole discretion it shall deem appropriate and fair, the Indenture Securities of such series or portions thereof to be redeemed.

        Global Securities:    The Indenture Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, the Depositary identified in the prospectus supplement relating thereto. Unless and until it is exchanged in whole or in part for Indenture Securities in definitive form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. (Sections 2.01 and 2.05)

        The specific terms of the depositary arrangement with respect to any Indenture Securities of a series will be described in the prospectus supplement relating thereto. Con Edison anticipates that the following provisions will apply to all depositary arrangements.

        Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book entry registration and transfer system, the respective principal amounts of the Indenture Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by the underwriters through which such Indenture Securities were sold. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security or by participants or persons that hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

        So long as the Depositary for a Global Security, or its nominee, is the owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Indenture Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have Indenture Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Indenture Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

        Payments of principal of, premium, if any, and interest, if any, on Indenture Securities registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Indenture Securities. None of Con Edison, the Trustee or any paying agent for such Indenture Securities will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security for such Indenture Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        Con Edison expects that the Depositary for Indenture Securities of a series, upon receipt of any payment of principal, premium, if any, or interest, if any, in respect of a Global Security will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. Con Edison also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities registered in "street name," and will be the responsibility of such participants.

        If a Depositary for Indenture Securities of a series is at any time unwilling or unable to continue as Depositary and a successor depositary is not appointed by Con Edison within 90 days, Con Edison will issue Indenture Securities of such series in definitive form in exchange for the Global Security or Global Securities representing the Indenture Securities of such series. In addition, Con Edison may at any time and in its sole discretion determine not to have any Indenture Securities of a series represented by one or more Global Securities and, in such event, will issue Indenture Securities of such series in definitive form in exchange for the Global Security or Global Securities representing such Indenture Securities. Further, if Con Edison so specifies with respect to the Indenture Securities of a series, each person specified by the Depositary of the Global Security representing Indenture Securities of such series may, on terms acceptable to Con Edison and the Depositary for such Global Security, receive Indenture Securities of the series in definitive form. In any such instance, each person so specified by the Depositary of the Global Security will be entitled to physical delivery in definitive form of Indenture Securities of the series represented by such Global Security equal in principal amount to such person's beneficial interest in the Global Security.

        Payments and Paying Agents:    Payment of principal of and premium, if any, on Indenture Securities will be made against surrender of such Indenture Securities at The Bank of New York, Stock Transfer Administration, 385 Rifle Camp Road, West Patterson, NJ 07424. Unless otherwise indicated in the prospectus supplement, payment of any installment of interest on Indenture Securities will be made to the person in whose name such Indenture Security is registered at the close of business on the record date for such interest. Unless otherwise indicated in the prospectus supplement, payments of such interest will be made at The Bank of New York, or by a check mailed to each holder of an Indenture Security at such holder's registered address.

        All moneys paid by Con Edison to a paying agent for the payment of principal of, premium, if any, or interest, if any, on any Indenture Security that remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to Con Edison and the holder of such Indenture Security entitled to receive such payment will thereafter look only to Con Edison for payment thereof. (Section 12.05) However, any such payment shall be subject to escheat pursuant to state abandoned property laws.

        Consolidation, Merger and Sale:    The Indenture permits Con Edison, without the consent of the holders of any of the Indenture Securities, to consolidate with or merge into any other corporation or sell, transfer or lease its properties as an entirety or substantially as an entirety to any person, provided that: (i) the Successor is a corporation organized under the laws of the United States of America or any state thereof; (ii) the Successor assumes Con Edison's obligations under the Indenture and the Indenture Securities; (iii) immediately after giving effect to the transaction, no Event of Default (see "Default and Certain Rights on Default") and no event that, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing; and (iv) certain other conditions are met. (Section 11.02) The Indenture does not restrict the merger of another corporation into Con Edison.

        Modification of the Indenture:    The Indenture contains provisions permitting Con Edison and the Trustee, without the consent of the holders of the Indenture Securities, to establish, among other things, the form and terms of any series of Indenture Securities issuable thereunder by one or more supplemental indentures, and, with the consent of the holders of a majority in aggregate principal amount of the Indenture Securities of any series at the time outstanding, evidenced as in the Indenture provided, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture with respect to Indenture Securities of such series, or modifying in any manner the rights of the holders of the Indenture Securities of such series; provided, however, that no such supplemental indenture shall (i) extend the fixed maturity, or the earlier optional date of maturity, if any, of any Indenture Security of a particular series or reduce the principal amount thereof or the premium thereon, if any, or reduce the rate or extend the time of payment of interest thereon, or make the principal thereof or premium, if any, or interest thereon payable in any coin or currency other than that provided in the Indenture Security, without the consent of the holder of each Indenture Security so affected, or (ii) reduce the principal amount of Indenture Securities of any series, the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of all Indenture Securities of such series outstanding thereunder. (Sections 10.01 and 10.02)

        Default and Certain Rights on Default:    The Indenture provides that the Trustee or the holders of 25% or more in aggregate principal amount of Indenture Securities of a series outstanding thereunder may declare the principal of all Indenture Securities of such series to be due and payable immediately, if any Event of Default with respect to such series of Indenture Securities shall occur and be continuing. However, if all defaults with respect to Indenture Securities of such series (other than non-payment of accelerated principal) are cured, the holders of a majority in aggregate principal amount of the Indenture Securities of such series outstanding thereunder may waive the default and rescind the declaration and its consequences. Events of Default with respect to a series of Indenture Securities include (unless specifically deleted in the supplemental indenture or Board Resolution under which such series of Indenture Securities is issued, or modified in any such supplemental indenture):

  (i)
  failure to pay interest when due on any Indenture Security of such series, continued for 30 days;

  (ii)
  failure to pay principal or premium, if any, when due on any Indenture Security of such series;

  (iii)
  failure to perform any other covenant of Con Edison in the Indenture or the Indenture Securities of such series (other than a covenant included in the Indenture or the Indenture Securities solely for the benefit of series of Indenture Securities other than such series), continued for 60 days after written notice from the Trustee or the holders of 25% or more in aggregate principal amount of the Indenture Securities of such series outstanding thereunder;

  (iv)
  certain events of bankruptcy, insolvency or reorganization; and

  (v)
  any other Event of Default as may be specified for such series. (Section 6.01)

        The Indenture provides that the holders of a majority in aggregate principal amount of the Indenture Securities of any series outstanding thereunder may, subject to certain exceptions, direct the time, method and place of conducting any proceeding for any remedy available to, or exercising any power or trust conferred upon, the Trustee with respect to Indenture Securities of such series and may on behalf of all holders of Indenture Securities of such series waive any past default and its consequences with respect to Indenture Securities of such series, except a default in the payment of the principal of or premium, if any, or interest on any of the Indenture Securities of such series. (Section 6.06)

        Holders of Indenture Securities of any series may not institute any proceeding to enforce the Indenture unless the Trustee thereunder shall have refused or neglected to act for 60 days after a request and offer of satisfactory indemnity by the holders of 25% or more in aggregate principal amount of the Indenture Securities of such series outstanding thereunder, but the right of any holder of Indenture Securities of any series to enforce payment of principal of or premium, if any, or interest on the holder's Indenture Securities when due shall not be impaired. (Section 6.04)

        The Trustee is required to give the holders of Indenture Securities of any series notice of defaults with respect to such series (Events of Default summarized above, exclusive of any grace period and irrespective of any requirement that notice of default be given) as to which it has received written notice within 90 days after the happening thereof, unless cured before the giving of such notice, but, except for defaults in payments of principal of, premium, if any, or interest on the Indenture Securities of such series, the Trustee may withhold notice if and so long as it determines in good faith that the withholding of such notice is in the interests of such holders. (Section 6.07)

        Con Edison is required to deliver to the Trustee each year an Officers' Certificate stating whether such officers have obtained knowledge of any default by Con Edison in the performance of certain covenants and, if so, specifying the nature thereof. (Section 4.06)

        Concerning the Trustee:    The Indenture provides that the Trustee shall, prior to the occurrence of any Event of Default with respect to the Indenture Securities of any series and after the curing or waiving of all Events of Default with respect to such series which have occurred, perform only such duties as are specifically set forth in the Indenture and no implied covenants or obligations shall be read into the Indenture against the Trustee. During the existence of any Event of Default with respect to the Indenture Securities of any series, the Trustee shall exercise such of the rights and powers vested in it under the Indenture with respect to such series and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. (Section 7.01)

        The Trustee may acquire and hold Indenture Securities and, subject to certain conditions, otherwise deal with Con Edison as if it were not Trustee under the Indenture. (Section 7.04)

        JPMorgan Chase Bank, which is the Trustee under the Indenture, is a participating bank under Con Edison's revolving credit agreements, and is a depository for funds and performs other services for, and transacts other banking business with, Con Edison in the normal course of business.

        Satisfaction and Discharge of Indenture; Defeasance:    The Indenture may be discharged upon payment of the principal of, premium, if any, and interest on all the Indenture Securities and all other sums due under the Indenture. In addition, the Indenture provides that if, at any time after the date of the Indenture, Con Edison, if so permitted with respect to Indenture Securities of a particular series, shall deposit with the Trustee, in trust for the benefit of the holders thereof, (i) funds sufficient to pay, or (ii) such amount of obligations issued or guaranteed by the United States of America as will, or will together with the income thereon without consideration of any reinvestment thereof, be sufficient to pay all sums due for principal of, premium, if any, and interest on the Indenture Securities of such series, as they shall become due from time to time, and certain other conditions are met, the Trustee shall cancel and satisfy the Indenture with respect to such series to the extent provided therein. (Sections 12.01 and 12.02) The prospectus supplement describing the Indenture Securities of such series will more fully describe the provisions, if any, relating to such cancellation and satisfaction of the Indenture with respect to such series.

        Reports Furnished Securityholders:    Con Edison will furnish the holders of Indenture Securities copies of all annual financial reports distributed to its stockholders generally as soon as practicable after the mailing of such material to the stockholders. (Section 4.07)

DESCRIPTION OF PREFERRED SHARES

        Con Edison's authorized capital stock includes 6,000,000 Preferred Shares, of which no shares have been issued. Con Edison's Board of Directors is authorized from time to time to issue the Preferred Shares as Preferred Shares of any series and, in connection with the creation of each such series, to fix by the resolution or resolutions providing for the issuance thereof the number of shares of such series and the designations, relative rights, preferences and limitations (including dividend, liquidation and voting rights, preferences and limitations) of such series to the full extent permitted by the law of the State of New York, except that holders of the Preferred Shares shall not be entitled to more than one vote for each Preferred Share held. Reference is made to the prospectus supplement relating to the series of Preferred Shares offered for the number of shares, designations, relative rights, preferences and limitations of such series.

DESCRIPTION OF COMMON SHARES

        Con Edison's authorized capital stock consists of 500,000,000 Common Shares, of which 213,485,279 shares were issued and outstanding as of September 30, 2002, and the Preferred Shares discussed above under "Description of Preferred Shares."

        The following description of the Common Shares does not purport to be complete and is subject to, and qualified in its entirety by reference to Con Edison's Restated Certificate of Incorporation.

        Dividends.    Subject to any prior rights of Preferred Shares (if any should become outstanding), Common Shares are entitled to dividends when, as and if declared by Con Edison's Board of Directors, and Con Edison may purchase or otherwise acquire outstanding Common Shares out of funds legally available therefor.

        Liquidation Rights.    Subject to any prior rights of Preferred Shares (if any should become outstanding), upon liquidation of Con Edison, any remaining net assets of Con Edison are distributable pro rata to the holders of Common Shares.

        Voting Rights.    Holders of Common Shares are entitled to one vote for each share. There are no cumulative voting rights. Holders of Preferred Shares shall have no voting rights unless, in connection with the issuance of Preferred Shares, Con Edison's Board of Directors provides voting rights (in which event the voting rights shall not be more than one vote for each Preferred Share held) or unless otherwise required by law.

        No Preemptive Rights.    Holders of the Common Shares are not entitled to preemptive rights.

        Transfer Agent and Registrar.    The transfer agent and registrar for the Common Shares is The Bank of New York Investor Relations Department, P.O. Box 11258, Church Street Station, New York, NY 10286-1258. L.L.C.

        Certain provisions of Con Edison's Restated Certificate of Incorporation and by-laws and New York law may have the effect of encouraging persons considering unsolicited tender offers or unilateral takeover proposals for Con Edison to negotiate with the Board of Directors and could thereby have an effect of delaying, deferring or preventing a change in control of Con Edison. These provisions include:

        Authorized But Unissued Shares.    As of September 30, 2002, 286,514,721 Common Shares and 6,000,000 Preferred Shares were authorized but unissued. Such shares could be issued without stockholder approval in transactions that might prevent or render more difficult or costly the completion of a takeover transaction. In this regard, Con Edison's Restated Certificate of Incorporation grants the Board of Directors, broad corporate power to establish the rights and preferences of preferred stock, one or more classes or series of which could be issued which would entitle holders to exercise rights which could have the effect of impeding a takeover, including rights to convert or exchange the stock into Common Shares or other securities or to demand redemption of the stock at a specified price under prescribed circumstances related to a change of control.

        Advance Notice By-law.    Under Con Edison's by-laws, written notice of any proposal to be presented by any stockholder or any person to be nominated by any stockholder for election as a director must be received by Con Edison's Secretary at Con Edison's principal executive offices not less than 70 nor more than 90 days prior to the anniversary of the preceding year's annual meeting; provided, however, that if the date of the annual meeting as first publicly announced or disclosed (in a public filing or otherwise) is less than 80 days prior to the date of the meeting, such notice shall be given not more than ten days after such date is first so announced or disclosed.

        Section 912.    Con Edison is subject to Section 912 of the New York Business Corporation Law. Accordingly, Con Edison may not engage in a business combination, such as a merger, consolidation, recapitalization, asset sale or disposition of stock, with any "interested shareholder" for a period of five years from the date that the interested shareholder first became an interested shareholder unless:

  •
  the business combination, or the acquisition of stock that resulted in the interested shareholder first becoming an interested shareholder, was approved by Con Edison's Board of Directors prior to the interested shareholder becoming an interested shareholder;

  •
  the business combination is approved by the disinterested shareholders at a meeting of Con Edison's shareholders called no earlier than five years after the date that the interested shareholder first became an interested shareholder; or

  •
  the business combination meets certain "fair price" valuation requirements.

        An "interested shareholder" is any person that is the beneficial owner of 20% or more of the outstanding voting stock of Con Edison or is an affiliate or associate of Con Edison that at any time during the prior five years was the beneficial owner, directly or indirectly, of 20% or more of the then outstanding voting stock of Con Edison.

PLAN OF DISTRIBUTION

        Con Edison will offer the Securities through one or more underwriters. The names of the managing underwriter or underwriters and any other underwriters, and the terms of the transaction, including compensation of the underwriters and dealers, if any, will be set forth in the prospectus supplement relating to the offering of the Securities. Only underwriters named in a prospectus supplement will be deemed to be underwriters in connection with the Securities described therein. Firms not so named will have no direct or indirect participation in the underwriting of such Securities, although such a firm may participate in the distribution of such Securities under circumstances entitling it to a dealer's commission. It is anticipated that any underwriting agreement pertaining to any Securities will (1) entitle the underwriters to indemnification by Con Edison against certain civil liabilities under the Securities Act of 1933, as amended, or to contribution for payments the underwriters may be required to make in respect thereof, (2) provide that the obligations of the underwriters will be subject to certain conditions precedent, and (3) provide that the underwriters generally will be obligated to purchase all such Securities if any are purchased. The underwriters or affiliated companies may engage in transactions with, or perform services for, Con Edison and its affiliates in the ordinary course of business.

        In connection with an offering made hereby, the underwriters may purchase and sell the Securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters in connection with an offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or delaying a decline in the market price of the Securities, and short positions created by the underwriters involve the sale by the underwriters of more Securities than they are required to purchase from Con Edison. The underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Securities sold in the offering may be reclaimed by the underwriters if such Securities are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Securities, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be affected in the over-the-counter market or otherwise.

        The anticipated date of delivery of the Securities will be as set forth in the prospectus supplement relating to the offering of the Securities.

LEGAL MATTERS

        The validity of the Securities and certain other related legal matters will be passed upon for Con Edison by Peter A. Irwin, Esq., Vice President—Legal Services of Con Edison's principal subsidiary, Con Edison of New York, acting as counsel for Con Edison. Certain legal matters in connection with the Debt Securities will be passed upon for the underwriters by Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York 10019-6092. Dewey Ballantine LLP has from time to time performed legal services for affiliates of Con Edison.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference to Con Edison's Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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